1875 K Street Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 6, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares Trust (Securities Act File No. 333-92935;

      Investment Company Act File No. 811-09729)

      Post-Effective Amendment No. 99

Ladies and Gentlemen:

On behalf of iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, Post-Effective Amendment No. 99 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). This Amendment relates to the iShares S&P National Municipal Bond Fund (the “Fund”) and is being filed for the purpose of responding to comments conveyed by telephone to Mr. Elliot Gluck of my firm on August 17, 2007 and to comments conveyed by telephone to me and Mr. Gluck on September 5, 2007. In letters to you dated August 29, 2007 and today, we described the changes that were made to the disclosure in response to comments provided to us.

Additionally, this Amendment includes a change to the disclosures relating to the description of the Fund’s underlying index as a result of a methodology change by the index provider to the minimum par amount outstanding of each bond included in the underlying index. This Amendment also includes such other changes as the Fund deems appropriate.

Pursuant to our telephone conversation yesterday, we have also filed a request for accelerated effectiveness pursuant to Rule 461 under the 1933 Act, executed by duly authorized officers of the Trust and its underwriter.

If you have any questions, please do not hesitate to call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin

Benjamin Haskin

cc: Deepa Damre, Esq.

      Elliot Gluck, Esq.